

Mail Stop 3561

August 20, 2009

Mr. David M. Rainey
Interim Chief Executive Officer, President, Chief
Financial Officer, Treasurer and Secretary
Debt Resolve, Inc.
150 White Plains Road, Suite 108
Tarrytown, New York 10591

> **RE: Debt Resolve, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 19, 2009**
> **File No. 1-33110**

Dear Mr. Rainey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed August 19, 2009

1. Please disclose the effect of the errors on your financial statements for the periods referred to in your description of the facts underlying your conclusion in the first paragraph provided pursuant to paragraph (a)(2) of Item 4.02 of Form 8-K.

2. We note the disclosure in Form 10-Q filed August 19, 2009 regarding the restatement for the three and six month periods ended June 30, 2009. Please tell us your basis in GAAP for charging the fair value of shares issued for fundraising costs to expense as opposed to debt issuance costs to be amortized over the contractual or estimated life of the related debt or against offering proceeds related to equity offerings.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief